                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                              (Amendment No. 2)*

                   Under the Securities Exchange Act of 1934



                          Esquire Communications Ltd.
                     -------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   296658107
                           ------------------------
                                (CUSIP Number)

                                                  Copy to:
     Joseph P. Nolan                              Kevin R. Evanich
     Golder, Thoma, Cressey, Rauner, Inc.         Kirkland & Ellis
     6100 Sears Tower                             200 E. Randolph Drive
     Chicago, Illinois  60606                     Chicago, Illinois  60601
     (312) 382-2200                               312/861-2000
================================================================================
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 20, 1998
                   ----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 11 Pages

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,178,333 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,413,675 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,178,333 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,178,333 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 11 Pages

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTCR IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,178,333 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,413,675 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,178,333 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,178,333 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.5 % (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 11 Pages

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Golder, Thoma, Cressey, Rauner, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          8,178,333 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,413,675 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          8,178,333 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,178,333 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.5% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 11 Pages

                          Esquire Communications Ltd.
                             (CUSIP NO. 296658107)


ITEM 1.     SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Esquire Communications Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is 216 East 45th Street, 8th Floor, New York, NY 10017.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of it being the general partner of the Fund, and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc.") by virtue of it being the general partner of GTCR IV. The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

     Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of GTCR Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

     (c) The principal business of each of the Reporting Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

     (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All individuals named in Schedule A to this statement are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Fund, Issuer and a certain other person are parties to a Purchase Agreement (the "Purchase Agreement"), dated as of October 23, 1996, as amended June 17, 1997 and January 9, 1998. A copy of the Purchase Agreement has been filed by Issuer and is incorporated herein by reference. Pursuant to the Purchase Agreement, on October 23, 1996, the Fund

                              Page 5 of 11 Pages
acquired 7,312.50 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of Issuer, convertible into 2,437,500 shares of Common Stock of Issuer, for a total purchase price of approximately $7,312,500. On or about June 17, 1997, the Fund exercised its option pursuant to the Purchase Agreement to acquire an additional 7,312.50 shares of the Preferred Stock of the Issuer, convertible into 2,437,500 shares of Common Stock of the Issuer for a total purchase price of approximately $7,312,500. The source of such funds was internal capital. On or about January 9, 1998, the Fund exercised its option pursuant to the Purchase Agreement to acquire an additional 1,072.50 shares of the Preferred Stock of the Issuer, convertible into 357,500 shares of Common Stock of the Issuer for a total purchase price of approximately $1,072,500. In addition on or about January 15, 1998, the Fund exercised its option pursuant to the Purchase Agreement to acquire an additional 2,437.50 shares of the Preferred Stock of the Issuer, convertible into 812,500 shares of Common Stock of the Issuer for a total purchase price of approximately $2,437,500. The source of such funds, in the aggregate $3,510,000, was internal capital. The Fund and the Issuer also amended the Purchase Agreement to grant the Fund an option to purchase, at any time prior to July 9, 1999, 5,000 shares of Series B Convertible Preferred Stock (the "Series B Stock") of the Issuer, convertible into 833,333 shares of Common Stock of the Issuer.

     The summaries of the agreements referred to in this Item 3 and elsewhere in this statement are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Fund holds the Preferred Stock and the options to purchase Preferred Stock and Series B Stock, in the aggregate convertible into 8,178,333 shares of Common Stock, for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Fund may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

     The Fund, Issuer and certain other stockholders of Issuer are parties to a Stockholders Agreement, dated as of October 23, 1996, as amended (the "Stockholders Agreement") which provides, among other things, that the Fund shall have certain voting and board of directors rights. Pursuant to the terms of the Stockholders Agreement, each party thereto will vote its shares and take all other necessary or desirable actions (the "Voting Agreement") so that the Board of Directors of the Issuer (the "Board") will consist of ten members, (i) two of which will be designated by the Fund (the "Fund Directors"); (ii) four of which will be designated by certain management stockholders; and (iii) four of which will be designated jointly by mutual agreement between the Fund and certain management stockholders (the "Joint Directors"), provided that if there is no mutual agreement upon the designation of the Joint Directors then the Fund has the right to designate the Joint Directors. Both the Fund's right to designate the Fund Directors and its right to participate in designating the Joint Directors continue for as long as the Fund or its affiliates hold at least 10%, or securities convertible into at least 10%, of the issued and outstanding Common Stock of Issuer on a fully diluted basis.

     In general, each party to the Stockholders Agreement has agreed to vote all of his or its shares of Common Stock in favor of the Fund Directors and the Joint Directors. As of the date of this statement, stockholders (other than the Fund) holding an aggregate of 4,413,675 shares of Common Stock (or securities currently convertible into Common Stock) were parties to the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock owned by the other parties to the Stockholders Agreement. The shares of Common Stock held by each party to the Stockholders Agreement will cease to be subject to the Voting Agreement when such shares are either (i) registered and sold under the Securities Act of 1933, as amended (the "Securities Act") or (ii) sold to the public pursuant to the provisions of Rule 144 or Rule 144A promulgated under the Securities Act.

     A copy of the Stockholders Agreement has been filed by Issuer and is incorporated herein by reference.

     Pursuant to a Registration Agreement, dated as of October 23, 1996, by and among the Fund, Issuer and a certain other stockholder of Issuer (the "Registration Agreement"), the Fund was granted certain registration rights with respect to the Common Stock underlying its shares of Preferred Stock. The Registration Agreement provides that, among other things, the Fund may request registration of all or a portion of the Common Stock of Issuer owned by it (the "Registrable Securities") on Form S-1 (a "Long-Form Registration") and may request registration on Form S-3 (a "Short-Form Registration"), if available. The Fund is entitled to request up to two Long-Form Registrations, subject to a specified minimum offering level, and one Short-Form Registration per calendar year, subject to a specified minimum offering level. Additionally, if Issuer proposes to register any of its Common Stock under the Securities Act, whether for its own account or otherwise, the Fund is entitled to include its Registrable Securities in such registration. A copy of the Registration Agreement has been filed by Issuer and is incorporated herein by reference.

     Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

                              Page 6 of 11 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Fund is the direct beneficial owner of 22,035 shares of Preferred Stock and 5,000 shares of Series B Stock, convertible in the aggregate into 8,178,333 shares or approximately 52.5% of the Common Stock as of the date of this statement. The Fund and the other stockholders which are a party to the Voting Agreement (the "Voting Stockholders") may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Act as a result of the Voting Agreement described in Item 4, and the Fund may therefore be deemed to be the indirect beneficial owner of 4,413,675 additional shares of Common Stock (or securities currently convertible into Common Stock) that are subject to the terms of the Voting Agreement described in Item 4 as of the date of this statement. If the Fund were deemed to be the beneficial owner of such additional shares of Common Stock, the Fund would be deemed to be the beneficial owner of an aggregate of 12,592,008 shares or approximately 81% of the Common Stock as of the date of this statement assuming there are 15,585,235 shares of Common Stock outstanding, not including 625,000 shares of Common Stock subject to warrants held by one of the Voting Stockholders and 155,000 shares of Common Stock which underlie the 465 shares of Preferred Stock held by another Voting Stockholder. The Fund disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Stockholders Agreement.

     By virtue of the relationship between the Fund and GTCR IV described in
Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the shares of Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     (b) The Fund has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 8,178,333 shares of Common Stock (which includes 1,300,000 shares of Common Stock obtainable by the Fund upon conversion of 3,900 shares of Preferred Stock and 833,333 shares of Common Stock obtainable by the Fund upon conversion of 5,000 shares of Series B Stock, each of which the Fund has the option to purchase) or approximately 52.5% of the Common Stock as of the date of this statement assuming there are 15,585,235 shares of Common Stock outstanding. The Fund and the other Voting Stockholders may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Act as a result of the Voting Agreement described in Item 4, and the Fund may therefore be deemed to share the power to vote or to direct the vote of 4,413,675 additional shares of Common Stock that are subject to the terms of the Voting Agreement described in Item 4 as of the date of this statement. If the Fund was deemed to share the power to vote or to direct the vote of such additional shares of Common Stock, the Fund would be deemed to share the power to vote or to direct the vote of an aggregate of 12,592,008 shares or approximately 81% of the Common Stock as of the date of this statement assuming there are 15,585,235 shares of Common Stock outstanding, not including 625,000 shares of Common Stock subject to warrants held by one of the Voting Stockholders and 155,000 shares of Common Stock which underlie the 465 shares of Preferred Stock held by another Voting Stockholder. The Fund disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Stockholders Agreement.

     By virtue of the relationship between the Fund and GTCR IV described in
Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     (c) Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement has effected any transactions in the Common Stock during the past sixty days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

     (e)  Not applicable.

                              Page 7 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Fund, Issuer and certain other stockholders of Issuer are parties to a Letter Agreement dated October 23, 1996 by which such parties modified certain existing registration rights relating to the priority among such parties with respect to the number of shares to be registered and thereby conformed them to the terms of the Registration Agreement. A copy of such Letter Agreement has been filed by Issuer and is incorporated herein by reference.

     Except as set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1  Joint Filing Agreement among the Reporting Persons

     Exhibit 2 Amendment No. 2 to Purchase Agreement, dated as of January 9, 1998, among the Fund, Issuer and another party (incorporated by reference to Exhibit to the Issuer's 10-K which is expected to be filed in March, 1998)



                              Page 8 of 11 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 1998

                         GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                         By:  GTCR IV, L.P., its General Partner

                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                               its General Partner


                         By: /s/ Joseph P. Nolan
                            --------------------------------
                            Name: Joseph P. Nolan
                            Title:    Principal


                         GTCR IV, L.P.

                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                               its General Partner


                         By: /s/ Joseph P. Nolan
                            --------------------------------
                            Name: Joseph P. Nolan
                            Title:    Principal


                         GOLDER, THOMA, CRESSEY, RAUNER, INC.,


                         By: /s/ Joseph P. Nolan
                            --------------------------------
                            Name: Joseph P. Nolan
                            Title:    Principal




                               Page 9 of 11 Pages

                                  Schedule A
                                  ----------



          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of Golder, Thoma, Cressey, Rauner, Inc. ("GTCR Inc."). The directors and principal stockholders of GTCR Inc. are indicated by an asterisk. Each such person is a citizen of the United States.


Name                  Business Address           Principal Occupation
----                  ----------------           --------------------
*Bryan C. Cressey    6100 Sears Tower    Principal and Secretary of GTCR Inc.
                     Chicago, IL  60606

David A. Donnini     6100 Sears Tower    Principal of GTCR Inc.
                     Chicago, IL  60606

Donald J. Edwards    6100 Sears Tower    Principal of GTCR Inc.
                     Chicago, IL  60606

Lee M. Mitchell      6100 Sears Tower    Principal of GTCR Inc.
                     Chicago, IL  60606

Joseph P. Nolan      6100 Sears Tower    Principal of GTCR Inc.
                     Chicago, IL  60606

*Bruce V. Rauner     6100 Sears Tower    Principal and Treasurer of GTCR Inc.
                     Chicago, IL  60606

*Carl D. Thoma       6100 Sears Tower    President and Principal of GTCR Inc.
                     Chicago, IL  60606


                              Page 10 of 11 Pages

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------

The undersigned hereby agrees as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  January 20, 1998

                         GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                         By:  GTCR IV, L.P., its General Partner

                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                               its General Partner


                         By: /s/ Joseph P. Nolan
                            ---------------------------------
                            Name:  Joseph P. Nolan
                            Title:    Principal


                         GTCR IV, L.P.

                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                               its General Partner


                         By: /s/ Joseph P. Nolan
                            ---------------------------------
                            Name:   Joseph P. Nolan
                            Title:    Principal


                         GOLDER, THOMA, CRESSEY, RAUNER, INC.,


                         By: /s/ Joseph P. Nolan
                            ---------------------------------
                            Name:  Joseph P. Nolan
                            Title:    Principal

                              Page 11 of 11 Pages